

Mail Stop 3030

April 8, 2010

<u>Via U S Mail and FAX [(215) 323-9350]</u>

Mr. John J. Molinelli
Executive Vice President – Chief Financial Officer
AMETEK, Inc.
37 North Valley Road, Building 4
P. O. Box 1764
Paoli, Pennsylvania 19301-0801

> **Re:** **AMETEK, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2009**
> **Filed on February 25, 2010**
> **File No. 001-12981**

Dear Mr. Molinelli:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to our comments in all future filings with the Commission. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. We may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 8-K filed January 26, 2010

1.   Please tell us the nature of and reason for the 2008 "adjusted" amounts in the
       Consolidated Statements of Income in your press release included in the Form 8-K filed
       January 26, 2010. It appears that these represent non-GAAP measures presented in the
       form of adjusted consolidated statements of income. This format may be confusing to
       investors as it presents various non-GAAP captions and sub-totals which have not been
       individually described to investors. It is not clear whether management uses each of these
       non-GAAP measures; and, they may be shown here primarily as a result of the
       presentation format. Under Instruction 2 to Item 2.02 of Form 8-K when furnishing
       information under this Item you must provide all of the disclosures required by S-K Item
       10(e)(1)(i), including a reconciliation to the directly comparable GAAP measure for _each_
       non-GAAP measure presented with accompanying explanation about why you believe
       each non-GAAP measure provides useful information to investors.

       • To eliminate investor confusion, please remove the adjusted consolidated statements
         of income from future earnings releases and instead disclose only those non-GAAP
         measures used by management that you wish to highlight for investors, with the
         appropriate reconciliations and the disclosures required by Regulation G. In addition,
         please consider the guidance in Question 102.10 of the Compliance and Disclosure
         Interpretations.

       • Please note that in the event that your Form 8-K is incorporated by reference into a
         1933 Act registration statement, we may have additional questions relating to the
         appropriateness of this information being included in a document filed with, and not
         just furnished to, the Commission.

Definitive Proxy Statement on Schedule 14A filed March 19, 2010

Compensation Discussion and Analysis, page 14

2.   We refer to the definitive proxy statement that you have incorporated by reference into
       your Form 10-K. We note that you have not included any disclosure in response to
       Regulation S-K Item 402(s). Please advise us of the basis for your conclusion that
       disclosure is not necessary and describe the process that you undertook to reach such
       conclusion.

Consideration of Directors Candidates, page 7

3.   We note your disclosure in the first full paragraph on page 13 that the corporate
        governance/nominating committee seeks a board that reflects diversity. In future filings,
        please describe how this policy is implemented, as well as how the corporate governance
        committee assesses the effectiveness of its policy as required by Item 407(c)(2)(vi) of
        Regulation S-K.

        As appropriate, please respond to our comments within 10 business days or tell us when
you will provide us with a response. Please furnish a response letter that keys your responses to
our comments and provides the requested information. Confirm that you will comply with our
comments in all future filings with the Commission. Detailed response letters greatly facilitate
our review. Please understand that we may have additional comments after reviewing your
responses to our comments and the requested information.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing reviewed by the staff to be certain that the filing includes all information required
under the Securities Exchange Act of 1934 and that they have provided all information investors
require for an informed decision. Since the company and its management are in possession of all
facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of
the disclosures they have made.

        In connection with responding to our comment, please provide, in writing, a statement
from the company acknowledging that

   ·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

   ·   staff comments or changes to disclosure in response to staff comments do not foreclose
        the Commission from taking any action with respect to the filing; and

   ·   the company may not assert staff comments as a defense in any proceeding initiated by
        the Commission or any person under the federal securities laws of the United States.

Mr. John J. Molinelli

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jeanne Bennett at (202) 551-3606, or me at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Celia Soehner at (202) 551-3463 or Jay Mumford, Senior Attorney, at (202) 551-3637 with any other questions.

Sincerely,

Brian R. Cascio
Accounting Branch Chief